Exhibit 99.2

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

February 16, 2018

George Peyton

Chief Executive Officer

Remora Petroleum, LP

1717 West 6th Street, Suite 290

Austin, TX 78703

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue	Re: Evaluation Summary Remora Petroleum, LP Interests Proved and Probable Reserves Certain Properties in Various States As of December 31, 2017

Dear Mr. Peyton:

As requested, we are submitting our estimates of proved and probable reserves and forecasts of economics attributable to the Remora Petroleum, LP (“Remora”) interests in certain oil and gas properties located in various states (AR, CA, CO, KS, LA, MS, NE, NM, OK & TX). This evaluation, effective December 31, 2017 and completed February 16, 2018, was prepared for the purpose of public disclosure by Remora in filings made with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the disclosure requirements set forth in SEC regulations. This evaluation was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved	Proved
		Developed	Developed	Proved	Total
		Producing	Behind Pipe	Undeveloped	Proved
Net Reserves
Oil	-Mbbl	1,739.0	416.6	1,071.3	3,226.9
Gas	-MMcf	77,504.0	7,281.5	63,338.3	148,123.7
NGL	-Mbbl	2,981.0	137.9	3,630.5	6,749.4

Revenue
Oil	-Mbbl	84,056.6	20,032.8	52,917.6	157,007.1
Gas	-MMcf	226,348.0	19,893.0	189,433.9	435,674.9
NGL	-Mbbl	55,646.8	2,721.1	66,959.5	125,327.4

Severance Taxes	-M$	23,854.7	2,764.4	16,483.7	43,102.9
Ad Valorem Taxes	-M$	4,525.4	925.3	67.6	5,518.4
Operating Expenses	-M$	64,629.7	5,351.3	23,884.8	93,865.8
Workover Expenses	-M$	12,723.0	768.2	0.0	13,491.1
3rd Party COPAS	-M$	22,735.1	2,170.7	5,688.3	30,594.1
Other Deductions	-M$	88,508.0	9,876.9	72,563.9	170,948.8
Investments	-M$	7,794.9	4,540.9	76,642.1	88,978.0
Net Cash Flow	-M$	141,280.6	16,249.3	113,980.5	271,510.4

10% Disc. Cash Flow	-M$	79,104.5	9,092.0	28,655.0	116,851.5

Remora Petroleum, LP Interests

February 16, 2018

		Probable	Probable
		Developed	Undeveloped	Probable
Net Reserves
Oil	-Mbbl	429.5	2,758.8	3,188.3
Gas	-MMcf	13,806.3	139,586.6	153,392.9
NGL	-Mbbl	0.0	10,667.6	10,667.6

Revenue
Oil	-Mbbl	20,599.8	136,368.3	156,968.1
Gas	-MMcf	41,971.5	417,355.3	459,326.8
NGL	-Mbbl	0.0	196,207.0	196,207.0

Severance Taxes	-M$	4,095.5	39,600.7	43,696.1
Ad Valorem Taxes	-M$	1,832.6	0.0	1,832.6
Operating Expenses	-M$	10,050.2	56,118.1	66,168.2
Workover Expenses	-M$	0.0	0.0	0.0
3rd Party COPAS	-M$	291.7	11,803.0	12,094.7
Other Deductions	-M$	7,764.8	179,889.1	187,653.9
Investments	-M$	3,413.1	194,007.1	197,420.2
Net Cash Flow	-M$	35,123.3	268,512.9	303,636.2

10% Disc. Cash Flow	-M$	18,236.8	42,988.9	61,225.7

Proved Developed reserves are the summation of the Proved Developed Producing and Proved Developed Behind Pipe reserve estimates. Proved Developed reserves were estimated at 2,155.5 Mbbl oil, 84,785.4 MMcf gas and 3,118.9 Mbbl NGLs (or 116,431.8 MMCFE). Of the Proved Developed reserves, 105,824.0 MMCFE were attributed to producing zones in existing wells and 10,608.5 MMCFE were attributed to zones in existing wells not producing.

Future net cash flow has been discounted at an annual rate of ten (10) percent, in accordance with SEC guidelines, to determine net present worth. The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves include oil and condensate. Oil volumes and natural gas liquids (NGLs) are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (MCF) at contract temperature and pressure base. MCFE (thousands of standard cubic feet equivalent) is expressed as gas volumes in MCF plus oil and NGL volumes in barrels multiplied by six (6).

Presentation

This report is divided into five (5) sections. The Summary section includes: Total Proved (“TP”) and Proved Developed (“PD”). The four reserve category sections include: Proved Developed Producing (“PDP”), Proved Developed Behind Pipe (“PDBP”), Proved Undeveloped (“PUD”), and Probable (“PROB”). The Summary section displays a TP and PD cash flow table and summary plot for the cumulative Remora interests. The subsequent four (4) sections provide analysis for each reservoir category individually. Each category exhibits Tables I, Summary Plots, and Tables II.

The Table I presents composite reserve estimates and economic forecasts for the particular reserve category. The Summary Plots present composite rate versus time history-forecast curves for the properties in Table I. The Table II “oneline” summaries present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.

Remora Petroleum, LP Interests

February 16, 2018

Hydrocarbon Pricing

The base SEC oil and gas prices for December 31, 2017 were $51.34/bbl and $2.964/MMBtu, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of each first-day-of-the-month price within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (Bloomberg) during 2017 and the base gas price is based upon Henry Hub spot prices (Platt’s Gas Daily) during 2017.

Adjustments to oil and gas prices were based upon historical prices received and applied on a per-property basis. The price adjustments may include local basis differentials, transportation, gas heating value (BTU content) and/or crude quality and gravity corrections. NGL prices were applied as a percentage of WTI and applied on a per-property basis. Gas shrinkage was applied against the gross gas stream on a per-property basis.

After these pricing adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $48.656 per barrel for oil, $2.941 per MCF for gas, and $18.569 per barrel for NGLs. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Economic parameters were calculated based on lease operating statements provided by Remora. Many factors were incorporated into the calculations of the economic parameters applied to each property, including well type, reservoir, geographic location, and operator. Fees for water disposal, gas compression, processing, and transportation were applied as variable costs and can be found as Other Deductions (column 27) in the attached tables. Operating expenses, other deductions, and capital expenditures were not escalated. Ownership was accepted as furnished and has not been independently confirmed.

For all properties, oil and gas severance tax values were determined by applying normal state tax rates of oil, gas, and NGL revenue. For Oklahoma properties, a severance tax of 7.095% of revenue was applied to all vertical producing wells. A severance tax reduction as outlined in the Oklahoma horizontal well tax incentive guidelines was applied to existing and future horizontal wells, with severance taxes of 2.095% of revenues for the first 36 months of operation, then reverted back to 7.095%. Severance taxes for other states were applied at standard rates. Ad Valorem taxes were applied as a percentage of revenue for each state.

Reserves

Reserves assigned to each producing well were based on a combination of forecasting methods including decline curve analysis, regional type curve fitting, and analogy to offset production. PDBP, PUD, and PROB locations were forecasted using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting developed and undeveloped reserves due to the mature nature of the properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods, and procedures used herein are appropriate for the purpose served by this report.

We modeled 26 PDBP cases in Oklahoma, Texas, and California with start dates and investments provided by Remora. We also modeled 164 PUD locations in Oklahoma and Texas. All 164 locations are commercial. The Mississippian reservoir contains 54 PUD locations; the Woodford reservoir contains 109 PUD locations; and the Middle Tex Miss contains one PUD location. All PUD drills in the Mississippian and Woodford were assumed to be horizontal wells offsetting production from existing horizontal producers. Type curves were developed for each reservoir based on existing production in the immediate vicinity of Remora’s

Remora Petroleum, LP Interests

February 16, 2018

acreage. Certain locations were downgraded to a PROB reserve category if offset producing wells did not meet minimum economic reserve quantities. Capital costs for future drills and behind pipe locations were booked as provided by Remora based on recent AFE’s received. The undeveloped Mississippian locations have an additional capital expense of $140,000 scheduled 24 months after first production to account for the installation of rod pumps. The development schedule was accepted as provided by Remora.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein for the SEC pricing scenario conform to the criteria of the SEC as defined in pages three (3) and four (4) of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

Each of the commercial drilling locations proposed as part of Remora’s development plan conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, Remora has indicated they have every intent to participate in this development plan within the next five years. Furthermore, Remora has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five year development plan will be fully executed.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment has been included as part of this evaluation as requested by Remora.

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses were calculated from files furnished by your office. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgement based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, and the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Remora Petroleum, LP and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work papers and related data are available for inspection and review by authorized, interested parties.

Remora Petroleum, LP Interests

February 16, 2018

Yours very truly,

W. Todd Brooker, P.E.
President
CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693